UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. ___)*

Universal Biosensors, Inc.
(Name of Issuer)

Common Stock, par value US$0.0001
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

January 14, 2016
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. Not Applicable	13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSONS Viburnum Funds Pty Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,172,665*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 25,172,665*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,172,665*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.29%**
12.	TYPE OF REPORTING PERSON (See Instructions) OO

*See Item 4

**Based on 176,205,084 shares of common stock outstanding of the issuer as of April 19, 2016.

Cusip No. Not Applicable	13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS VF High Conviction Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,597,929*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,597,929*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,597,929*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.31%**
12.	TYPE OF REPORTING PERSON (See Instructions) OO

*See Item 4

** Based on 176,205,084 shares of common stock outstanding of the issuer as of April 19, 2016.

Cusip No. Not Applicable	13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSONS VF Australian Equities Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 154,736*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 154,736*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,736*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .09%**
12.	TYPE OF REPORTING PERSON (See Instructions) OO

*See Item 4

** Based on 176,205,084 shares of common stock outstanding of the issuer as of April 19, 2016.

Cusip No. Not Applicable	13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSONS VF Strategic Equities Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 17,420,000*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 17,420,000*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,420,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.89%**
12.	TYPE OF REPORTING PERSON (See Instructions) CO

*See Item 4

** Based on 176,205,084 shares of common stock outstanding of the issuer as of April 19, 2016.

Cusip No. Not Applicable	13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSONS Craig E. Coleman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,392,665*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 25,392,665*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,392,665*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.41%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4

** Based on 176,205,084 shares of common stock outstanding of the issuer as of April 19, 2016.

Cusip No. Not Applicable	13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSONS Marshall Allen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,172,665*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 25,172,665*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,172,665*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.29%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4

** Based on 176,205,084 shares of common stock outstanding of the issuer as of April 19, 2016.

Cusip No. Not Applicable	13G	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSONS Anthony Howarth
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,172,665*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 25,172,665*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,172,665*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.29%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4

** Based on 176,205,084 shares of common stock outstanding of the issuer as of April 19, 2016.

Cusip No. Not Applicable	13G	Page 9 of 13 Pages

1.	NAME OF REPORTING PERSONS Melissa Karlson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,172,665*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 25,172,665*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,172,665*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.29%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4

** Based on 176,205,084 shares of common stock outstanding of the issuer as of April 19, 2016.

Cusip No. Not Applicable	13G	Page 10 of 13 Pages

Item 1(a).	Name of Issuer:

Universal Biosensors, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Corporate Avenue

Victoria, Australia 3178

Item 2.

(a) - (c) This Schedule 13G is being filed jointly by Viburnum Funds Pty Ltd, an Australian proprietary limited company (“Viburnum”), VF Strategic Equities Fund (“Strategic Fund”), VF High Conviction Fund (“Conviction Fund”) and VF Australian Equities Fund (“Australian Fund”), each an Australian unit trust, Craig E. Coleman, Marshall Allen, Anthony Howarth and Melissa Karlson, each of whom is sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business address of each of Viburnum, Strategic Fund, Conviction Fund, Australian Fund, Messrs. Coleman, Allen and Howarth, and Ms. Karlson is c/o Viburnum Funds Pty Ltd, 31 Carrington Street, Nedlands, Australia 6009.

Messrs. Coleman, Allen and Howarth and Ms. Karlson are Australian citizens.

(d)	Title of Class of Securities:

Common stock, par value US$0.0001 per share (the “Shares”), traded as CHESS Depository Interests (“CDIs”) on the Australian Stock Exchange. CDIs represent beneficial interests in the common stock held by CHESS Depository Nominees Pty Ltd.

(e)	CUSIP Number:

Not applicable.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

Cusip No. Not Applicable	13G	Page 11 of 13 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership:

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Strategic Fund beneficially owns 17,420,000 Shares. Conviction Fund beneficially owns 7,597,929 Shares. Australian Fund beneficially owns 154,736 Shares. Viburnum, as the sole trustee and manager of the foregoing entities, may be deemed to beneficially own 25,172,665 Shares. As the sole trustee and manager of the foregoing entities, Viburnum shares voting and dispositive power over, and may be deemed to beneficially own, the Shares held by the foregoing entities.

Each of Craig E. Coleman, Marshall Allen, Anthony Howarth and Melissa Karlson share voting and dispositive power over, and may be deemed to beneficially own all of the Shares, held by the foregoing entities, due to each of the foregoing individuals serving as a director of Viburnum. Each of Messrs. Coleman, Allen and Howarth and Ms. Karlson disclaims beneficial ownership over the Shares held by the foregoing entities.

Mr. Coleman may be deemed to beneficially own 220,000 Shares as a result of serving as a trustee of the Coleman Super Fund, of which Mr. Coleman is a potential beneficiary.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Cusip No. Not Applicable	13G	Page 12 of 13 Pages

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

Cusip No. Not Applicable	13G	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

July 20, 2016

VIBURNUM FUNDS PTY LTD
VF STRATEGIC EQUITIES FUND
VF HIGH CONVICTION FUND
VF AUSTRALIAN FUND
CRAIG E. COLEMAN
MARSHALL ALLEN
ANTHONY HOWARTH
MELISSA KARLSON

VIBURNUM FUNDS PTY LTD

By:	/s/ David St. Quintin
Name:	David St. Quintin
Title:	Company Secretary

For itself and on behalf of VF Strategic Equities Fund, VF High Conviction Fund, VF Australian Fund, Craig E. Coleman, Marshall Allen, Anthony Howarth and Melissa Karlson, pursuant to an agreement annexed as Exhibit 1 hereto.

Exhibit 1

JOINT FILING AGREEMENT

July 20, 2016

Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that VIBURNUM FUNDS PTY LTD ("Viburnum") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13G or Schedule 13D and any amendments thereto in respect of shares of Universal Biosensors, Inc. purchased, owned or sold from time to time by the undersigned.

Viburnum is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13G or Schedule 13D or any amendments thereto.

VIBURNUM FUNDS PTY LTD

By:	/s/ David St. Quintin
Name:	David St. Quintin
Title:	Company Secretary

VF STRATEGIC EQUITIES FUND

By:	Viburnum Funds Pty Ltd

By:	/s/ David St. Quintin
Name:	David St. Quintin
Title:	Company Secretary

VF HIGH CONVICTION FUND

By:	Viburnum Funds Pty Ltd

By:	/s/ David St. Quintin
Name:	David St. Quintin
Title:	Company Secretary

VF AUSTRALIAN EQUITIES FUND
By:	Viburnum Funds Pty Ltd

By:	/s/ David St. Quintin
Name:	David St. Quintin
Title:	Company Secretary

Craig E. Coleman

By: /s/ Craig E. Coleman

Marshall Allen

By: /s/ Marshall Allen

Anthony Howarth

By: /s/ Anthony Howarth

Melissa Karlson

By: /s/ Melissa Karlson